May 23, 2019
ROBERT A. FREEDMAN		EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski Justin Dobbie Rolf Sundwall Jim Rosenberg

Re:	Stoke Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 30, 2019 CIK No. 0001623526

Ladies and Gentlemen:

We are submitting this letter on behalf of Stoke Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2019 (the “Letter”) regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001623526) as confidentially submitted to the Commission on April 30, 2019 (“Amendment No. 1”). The Company advises the Staff that it publicly filed its Registration Statement on Form S-1 (the “Registration Statement”) on May 23, 2019. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, a copy of this letter and two copies of the Registration Statement in paper format, marked to show changes from Amendment No. 1.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

May 23, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Company overview, page 1

1.

Please balance your statement that you believe you have the first genetic medicine with the potential to significantly reduce the occurrence of seizures for Dravet syndrome patients and to address the severe intellectual and developmental disabilities of the disease by clarifying here that you are in an early stage of your development and that to date you have only conducted preclinical studies for your product candidate.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 1 of the Registration Statement to balance this statement as indicated.

Business

STK-001: Preclinical data, page 100

2.	Please disclose how many groups of pre-pubescent monkeys were administered with a single dose of STK-001 and how many control groups you used in the preclinical study described on page 103.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 105 of the Registration Statement to provide additional detail about the monkey groups.

Description of capital stock

Anti-takeover provisions

Restated certificate of incorporation and restated bylaw provisions, page 147

3.	We continue to consider your response to our prior comment 8. Please note that we may have additional comments.

The Company acknowledges that the Staff will continue to consider the Company’s response to prior comment 8 and may have further comments.

Notes to Consolidated Financial Statements

8. Convertible preferred stock

Liquidation, page F-18

4.

Please demonstrate to us why you believe that common shareholders hold a majority of the board seats and, as such, that the company controls the vote of the Board of Directors and any deemed liquidation event. As of December 31, 2018, it appears that only two board seats elected are controlled by common shareholders. In this regard, it appears that pursuant to articles 3.2.3 and 3.2.4 of your certificate of incorporation (exhibit 3.1) that the other four board seats elected are controlled by the preferred shareholders or effectively controlled by preferred shareholders voting together with common stock as a single class given the number of shares of preferred entitled to vote on an as-converted basis.

May 23, 2019

The Company acknowledges the Staff’s comment and provides the Staff with the following explanation:

The Company’s Second Amended and Restated Voting Agreement dated October 22, 2018, among the Company, the preferred stockholders and certain common stockholders (the “Agreement”) contractually dictates how the preferred stockholders and other stockholders must vote their shares with respect to the election of members of the Board of Directors (the “Board”) in connection with any voting rights they have set forth in the Company’s certificate of incorporation. Despite the fact that the preferred stockholders hold a majority of the outstanding shares of the Company, the parties to the Agreement must vote all of their shares for members of the Board as follows:

Section 1.2 (a) of the Agreement indicates that two people designated by the preferred shareholders shall be elected as directors to the Board, “Two people designated by Apple Tree Partners IV, L.P., a Cayman Islands limited partnership (“ATP”), which individuals shall initially be Seth L. Harrison, M.D. and Samuel W. Hall, Ph.D., for so long as such Stockholder and its Affiliates continue to own beneficially, in the aggregate, at least a number of shares of Preferred Stock equal to 25% of the total number of shares of Preferred Stock issued to such Stockholder and its Affiliates calculated as of the date of this Agreement, in the aggregate”;

Section 1.2 (b) of the Agreement references the appointment of Adrian R. Krainer by the holders of the common stock as a director to the Board, “One person designated by the holders of a majority of the Shares of Common Stock held by the Key Holders, which individual shall initially be Adrian R. Krainer, for so long as the Key Holders who are then providing services to the Company as officers, employees or consultants hold at least 15% of the then-outstanding shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like)”;

Section 1.2 (c) of the Agreement references the appointment of Edward Kaye, M.D. as CEO Director to the Board of Directors, “The Company’s Chief Executive Officer, who shall initially be Edward Kaye, M.D. (the “CEO Director”), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person’s replacement as Chief Executive Officer of the Company as the new CEO Director”;

Section 1.2 (d) references the appointment of Arthur A. Levin, Ph.D. and Arthur Tzianabos, Ph.D. as Directors to the Board, “Three individuals not otherwise Affiliates (as defined below) of the Company or of any Investor, two of whom shall be mutually acceptable to the Company and ATP, which individuals shall initially be Arthur A. Levin, Ph.D. and Arthur Tzianabos, Ph.D., and one of whom shall be nominated by a majority of the remaining members of the Board and mutually acceptable to the holders of a majority of the outstanding shares of Series B Preferred Stock, which seat shall initially be vacant.”

Section 1.2, last paragraph, defines an “Affiliate”. “For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any account, fund, venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.”

May 23, 2019

As of December 31, 2018, the Company had, and as of today the Company has, six directors. None of the directors referenced in Sections 1.2(b), (c) or (d) of the Agreement were or are affiliated with the preferred shareholders nor do any of those directors hold preferred shares. As a result, the Company considers that the preferred stockholders hold a minority of the seats, two, on the Board, while the common shareholders combined with the mutually agreed upon members of the Board hold a majority, four, of such seats. In our view, at the balance sheet date of December 31, 2018, the composition of the Board is such that the preferred shareholders did not control the Board through direct representation or through other rights. Accordingly, as of December 31, 2018, the preferred stockholders could not control the vote of the Board and could not effectuate a deemed liquidation and cause a redemption. As such, redemption provision events were in the control of the Company and as of December 31, 2018, the Company therefore considered permanent equity classification for its preferred stock to be appropriate under these facts and circumstances.

Given the above explanation, the Company advises the Staff that it has revised its disclosure on page 129 of the Registration Statement to modify the board composition language. The Company also advises the Staff that it has revised its disclosure on page F-19 of the Registration Statement to conform the redemption language. Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the Agreement. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

* * * * * * *

May 23, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Partner

FENWICK & WEST LLP

cc:	Edward M. Kaye, Chief Executive Officer Stephen J. Tulipano, Chief Financial Officer Stoke Therapeutics, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Deanna Kirkpatrick, Esq.

Marcel Fausten, Esq.

Davis Polk & Wardwell LLP